QUADRA VENTURES, INC

104-1015 COLUMBIA STREET, SUITE 811

NEW WESTMINSTER BC, CANADA V3M 6G3

1-866-824-1999

Via Edgar

October 31, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: QUADRA VENTURES , INC.

Request to Withdraw Registration Statement on Form SB-2 (RW)

SEC File Number 333-118035

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), QUADRA VENTURES, INC. (the " Registrant") hereby requests immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-119903), which was initially filed with the Securities and Exchange Commission (the "Commission") on August 9, 2004 along with any amendments and exhibits (the "Registration Statement").

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account to be offset against the filing fee for any future registration statement or registration statements.

The Registrants confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant intends to follow this abandoned registration with a private offering and neither the Registrant nor any person acting on the Registrant's behalf commences the private offering earlier than 30 calendar days after the effective date of withdrawal of the registration statement under Rule 477, the Registrant will notify each offeree in the private offering that  the offering is not registered under the Securities Act of 1933, the securities will be "restricted securities" (as that term is defined in Rule 144(a)(3)) and may not be resold unless they are registered under the Securities Act of 1933 or an exemption from registration is available, purchasers in the private offering do not have the protection of Section 11 of the Securities Act of 1933; and a registration statement for the abandoned offering was filed and withdrawn, specifying the effective date of the withdrawal.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Registrants’ counsel, Joseph I. Emas at (305) 531-1274.

 If you have any questions regarding this application for withdrawal, please contact the undersigned at (330) 305-1352, or the Company's counsel, Joseph I. Emas at (305) 531-1174.

Very truly yours,

/s/ Bruno Benedett ______________________ By: Bruno Benedett ------------------------- President